Exhibit 17.1

KYU-HYUN KIM

December 30, 2013

Mr. Steven Koh

Chairman of the Board

Wilshire Bancorp, Inc.

Wilshire State Bank

Los Angeles, CA

Dear Mr. Koh:

I hereby submit my resignation as a Director of Wilshire Bancorp, Inc. and Wilshire Bank effective as of December 31, 2013.

It has been a great privilege to serve the shareholders of both entities these past twenty years.  I am resigning due to personal reasons and not due to any disagreement with the Company or the Board of Directors.

I sincerely thank each of the Board Members for their help and support and wish them the best of luck in all their future endeavors.

Best regards,

Kyu-Hyun Kim
722 So Oxford Ave., Unit 403
Los Angeles CA 90005